Mail Stop 6010

February 28, 2007

VIA U.S. MAIL and FACSIMILE (952) 939-1151

Gregory Furness
Chief Financial Officer
Delphax Technologies, Inc.
6100 West 110th Street
Bloomington, Minnesota 55438-2664

       RE: Delphax Technologies, Inc.
               Form 10-K for the fiscal year ended September 30, 2006
               Filed December 29, 2006
               File No. 000-10691

Dear Mr. Furness:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2006

Item 1A. Risk Factors, page 9

Reliance on major customers, page 9

1.   We see that your largest customer is being acquired by the parent company of
Clarke American. Please tell us and revise future filings to quantify the expected
impact of the acquisition on your sales. We see that the significant customer
accounted for 30% of sales during fiscal year 2006.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 14

Results of Operations, page 17

Gross Margin, page 18

2.   We reference your disclosure that the gross margin was impacted during fiscal
years 2004, 2005 and 2006 by the sale of equipment inventory that was acquired
with the Delphax Business in December 2001. Please tell us and revise future
filings to quantify the impact of sales of purchased inventory and to disclose the
amount of remaining inventory from the Delphax Business acquisition. In
addition, clarify why the sale of this inventory had an impact on margins in these
periods. Please also tell us the reasons for the increased sale of inventory acquired
in 2001 during 2004 and 2005.

3.   We see that you recorded unabsorbed manufacturing overhead in fiscal years
2004, 2005, and 2006. Please tell us and revise future filings to discuss the
circumstances in your business that result in unabsorbed manufacturing overhead.
For example, discuss why it was necessary to reduce inventory build levels and
describe the product configuration decisions made by senior management. Also,
if unabsorbed overhead costs are expected to continue in future periods, you
should disclose that fact.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief